Filed by James Alpha Funds Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: The Saratoga Advantage Trust

File No. 033-79708

Date: February 16, 2021

February 16, 2021

Dear Fellow Shareholder:

Since my last letter sent in early February regarding the Joint Special Meeting of Shareholders scheduled for February 26, 2021, I am pleased to inform you that we have received overwhelming support for the Reorganization Proposal.

Your fellow shareholders have cumulatively voted greater than 15,000,000 votes in less than two weeks. More than 98% of the shares voted support the proposal. There are less than ten days before the meeting date. Please take a moment to sign, date, and mail the enclosed proxy card in the enclosed prepaid envelope or follow the directions on your proxy card to vote by internet or telephone.

Please see voting options below:

Vote by Phone by calling 1-833-290-2607 and speaking with a proxy voting specialist today. Our representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed proxy card and follow the prompts.
:	Vote by Internet by visiting www.proxyvote.com and following the instructions.
*	Vote by Mail by completing, signing and dating the enclosed proxy card and returning it in the enclosed prepaid return envelope.

Thank you in advance for your vote,

Darrell W. Crate

Chief Executive Officer

James Alpha Advisors, LLC

SATRM2